United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 11-K
__________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2018

Commission File Number 1-7107
 __________________________________

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

 LOUISIANA-PACIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-7107	93-0609074
(State or other jurisdiction of incorporation or organization)	Commission File Number	(IRS Employer Identification No.)
414 Union Street, Suite 2000, Nashville, TN 37219
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (615) 986-5600
 __________________________________

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2018 AND 2017:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2018:	12

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	13

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS	14

SIGNATURES	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Louisiana-Pacific 401(k) and Profit Sharing Plan and the Finance and Audit Committee of Louisiana-Pacific Corporation:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2014.

/s/ FRAZIER & DEETER, LLC
We have served as the Plan's auditor since 2014.
Nashville, TN
June 26, 2019

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2018	2017

ASSETS:
Cash	$1,169	$—

Investments -- at fair value:
Mutual funds	132,463,567	329,105,166
Collective trust funds	189,829,287	14,097,985
Louisiana-Pacific Corporation common stock	29,783,453	35,839,862
	352,076,307	379,043,013
Investments -- at contract value:
Stable Value Fund	35,232,256	34,969,282
Total investments	387,308,563	414,012,295

Receivables:
Notes receivable from participants	9,997,249	10,279,466
Employer contributions	6,238,768	6,063,868
Total receivables	16,236,017	16,343,334

Total assets	403,545,749	430,355,629

LIABILITIES:
Accrued administrative expenses	189,293	29,851

Total liabilities	189,293	29,851

NET ASSETS AVAILABLE FOR BENEFITS	$403,356,456	$430,325,778

See notes to financial statements.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For Years Ended December 31,
	2018	2017

ADDITIONS:
Contributions:
Employer contributions	$16,025,972	$15,424,210
Participant contributions	19,379,724	17,603,664
Total contributions	35,405,696	33,027,874

Investment income:
Dividend and interest income	10,560,337	17,372,842
Net appreciation (depreciation) in fair value of investments
(including realized gains and losses)	(33,251,568)	51,300,583
Other income	213,486	296,738
Net investment income (loss)	(22,477,745)	68,970,163

Interest income on notes receivable from participants	514,947	441,844

Total additions	13,442,898	102,439,881

DEDUCTIONS:
Administrative expenses	487,488	189,582
Benefits paid to participants	39,924,732	29,139,740
Total deductions	40,412,220	29,329,322

NET INCREASE (DECREASE)	(26,969,322)	73,110,559

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	430,325,778	357,215,219

End of year	$403,356,456	$430,325,778

See notes to financial statements.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED December 31, 2018 and 2017

1.    DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General - This Plan was initially adopted in 2000, and amended and restated effective January 1, 2009. The Plan is a defined contribution plan covering all U.S. salaried and hourly employees of Louisiana-Pacific Corporation (the “Company” or “LP”), except those members of a collective bargaining unit, certain temporary or leased employees, and nonresident aliens who receive no U.S. source income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the “IRC”) and the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the “Plan Administrator”) comprised of a minimum of three members appointed by LP.

Contributions - Contributions to the Plan include (i) compensation reduction contributions authorized by participants, (ii) non-discretionary matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) participant rollovers from other qualified plans or conduit Individual Retirement Arrangements. Participant salary reduction contributions are subject to certain IRC limitations.

Participants may elect to contribute a pre-tax and/or Roth percentage of their compensation to the Plan each year, subject to limitations, as defined in the plan document and set by the IRC. Pre-tax contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect a different percentage for their contribution. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a age appropriate target fund until changed by the participant. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

LP matches contributions at 100% of the first 4% and 50% of the next 2% of eligible compensation deferred. LP can also make a discretionary profit sharing contribution. Discretionary profit sharing contributions of $5,965,253 and $5,894,764 were made in 2018 and 2017. Participants may direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. Participants must be employed on the last day of the Plan year to receive profit sharing contributions

Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of the Company's discretionary profit sharing contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 11 mutual funds, LP common stock (with certain limitations as defined by the plan), 16 collective trust funds and a stable value fund as investment options.

Vesting - Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

•	Completion of three years of service for the profit sharing contributions

•	Completion of two years of service for the matching contributions

•	Death

•	Attainment of age 65

Payment of Benefits - Participants become eligible upon the occurrence of any one of the following:

•	Normal retirement of the participant at age 65

•	Death of the participant

•	Termination of employment

On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. If the participant has an account balance less than $1,000, installment payments or partial distributions are not permitted and distribution to a participant or beneficiary will be made in a lump-sum or distributed to IRA.

Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, for a period of no more than 4 years. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed as determined by the Plan administrator. At December 31, 2018, interest rates range from 4.25% to 6.25%. Principal and interest are paid ratably through payroll deductions or as a lump-sum for the outstanding loan balance.

Hardship Withdrawals - No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59 1/2, except by reason of financial hardship.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account, as defined by the Plan, represents a forfeiture. Forfeitures may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $185,590 and $138,004. These forfeitures will be used to reduce future employer contributions and/or pay Plan administrative expenses. During the year ended December 31, 2018 and 2017, employer contributions were reduced by $145,484 and $130,000 from forfeited non-vested accounts.

Administrative Expenses - Certain administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Participants with more than one year of service are assessed a quarterly fee to offset plan expenses. During the year ended December 31, 2018, administrative expenses of $380,678 were paid by participants. Investment income for mutual funds is reported net of management fees and operating expenses.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment options, including common stock, mutual funds, collective trust funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value with the exception of fully-benefit responsive investment contracts. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. LP's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices. Collective trust funds are stated at fair value based on the net asset value provided by the administrator of the fund. The stable value fund is stated at contract value. Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts.

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based upon the terms of the Plan document.

Payment of Benefits - Benefit payments are recorded when disbursed.

New Accounting Pronouncements - In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement," which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. LP is currently evaluating the impact of adopting this guidance.

3.    FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2018.

	Quoted Prices in Active Markets for Identical Assets	Other Observable Inputs	Total

Common stock — industrial materials	$29,783,453	$—	$29,783,453

Mutual funds	132,463,567	—	132,463,567

Collective trust funds:
Measured within fair value hierarchy	—	189,829,287	189,829,287
Measured at net asset value (a)	—	35,232,256	35,232,256

Total	$29,783,453	$225,061,543	$387,308,563

(a) Investments for which fair value is measured using the net asset value per share as a practical expedient are not categorized within the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2017.

	Quoted Prices in Active Markets for Identical Assets	Other Observable Inputs	Total

Common stock — industrial materials	$35,839,862	$—	$35,839,862

Mutual funds	329,105,166	—	329,105,166
		—
Collective trust funds:
Measured within fair value hierarchy	—	14,097,985	14,097,985
Measured at net asset value (a)	—	34,969,282	34,969,282

Total	$364,945,028	$49,067,267	$414,012,295
(a) Investments for which fair value is measured using the net asset value per share as a practical expedient are not categorized within the fair value hierarchy.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended, December 31, 2018, net assets of $189,412,609 were transferred from mutual funds classified as Level 1 investments to collective trust funds classified as Level 2 investments. During 2017, there were no transfers between levels.

During 2018 and 2017, there were no investments classified as Level 3 investments.

4.    PLAN TERMINATION

Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

5.    ADMINISTRATION OF PLAN ASSETS

As of December 31, 2018 and 2017, the assets of the Plan are managed by the T. Rowe Price Trust Company (T. Rowe Price) who invests cash received, dividends and interest income, and makes distributions to participants. T. Rowe Price also administers the receipt of principal and interest on the loans outstanding.

6.     STABLE VALUE FUND

The stable value fund (the “Fund”) is a collective trust fund sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.
Restrictions on the Plan - The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of LP common stock and registered investment funds managed by T. Rowe Price, an affiliate of T. Rowe Price Associates, Inc (TRP Associates). LP is the Plan sponsor and TRP Associates is the trustee and recordkeeper, as defined by the Plan. Therefore these transactions qualify as exempt party-in-interest transactions.

At December 31, 2018 and 2017, the Plan held 1,340,389 and 1,364,808 shares, respectively, of LP common stock, the sponsoring employer, with a cost basis of $16,713,097 and $15,368,450. During the years ended December 31, 2018, there was dividend income of $684,179 from LP common stock and none in 2017.

8.     FEDERAL INCOME TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  LP received a favorable tax determination letter from the IRS dated May 22, 2015. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.     RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per the Form 5500 as if December 31, 2018 and 2017 is as follows:

	2018	2017

Net assets available for benefits per the financial statements	$403,356,456	$430,325,778
Non interest bearing cash	—	14,564

Net assets available for benefits per the Form 5500	$403,356,456	$430,340,342

The following is a reconciliation of net investment income (loss) (includes dividend income, interest income, unrealized gains and losses, and realized gains and losses) per the financial statements to Form 5500 for the years ended December 31, 2018 and 2017:

	2018	2017

Net investment income per financial statements	$(22,477,745)	$68,970,163

Interest income on participants loan	514,947	441,844

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	—	173,365

Net investment income per Form 5500	$(21,962,798)	$69,585,372

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 93-0609074 PLAN NUMBER: 040
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

		(c) Description		(e) Current
(a)	(b) Identity of Issue	of Investment	(d) Cost **	Value
	Settlement	Cash and Cash Equivalents		$1,169
	U.S Treasury Money Fund	Mutual Funds - Domestic Stocks		$264,566
	DFA U.S. Small Cap Institutional Fund	Mutual Funds - Domestic Stocks		10,309,831
*	T. Rowe Price Growth Stock Fund	Mutual Funds - Domestic Stocks		35,914,613
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Funds - Domestic Stocks		16,460,443
*	T. Rowe Price Mid-Cap Value Fund	Mutual Funds - Domestic Stocks		10,592,672
	Vanguard Institutional Index	Mutual Funds - Domestic Stocks		21,394,538
	Vanguard Total Bond Index Adm	Mutual Funds - Domestic Stocks		1,047,675
	Met West Total Return Bond I	Mutual Funds - Domestic Stocks		10,093,095
	Vanguard Ttl International Stock Index Adm	Mutual Funds - International Stocks		5,082,279
*	T. Rowe Price Balanced Fund	Mutual Funds - Balanced		19,774,992
*	T. Rowe Price Retirement 2005 Fund	Collective Trust		553,815
*	T. Rowe Price Retirement 2010 Fund	Collective Trust		3,642,277
*	T. Rowe Price Retirement 2015 Fund	Collective Trust		2,139,601
*	T. Rowe Price Retirement 2020 Fund	Collective Trust		35,524,067
*	T. Rowe Price Retirement 2025 Fund	Collective Trust		15,713,169
*	T. Rowe Price Retirement 2030 Fund	Collective Trust		49,303,270
*	T. Rowe Price Retirement 2035 Fund	Collective Trust		12,767,471
*	T. Rowe Price Retirement 2040 Fund	Collective Trust		33,117,295
*	T. Rowe Price Retirement 2045 Fund	Collective Trust		7,359,115
*	T. Rowe Price Retirement 2050 Fund	Collective Trust		7,110,389
*	T. Rowe Price Retirement 2055 Fund	Collective Trust		7,679,459
*	T. Rowe Price Retirement 2060 Fund	Collective Trust		2,216,500
*	T. Rowe Price Retirement Income Fund	Collective Trust		792,374
	Vanguard Inflation-Protected Bond	Mutual Funds - Fixed Income		1,528,863
*	T. Rowe Price Stable Value Fund	Stable Value		35,232,256
*	Louisiana-Pacific Corporation	Common stock		29,783,453
	Boston Partners Large Cap Value Equity	Collective Trust		6,079,274
	MFS International Growth Fund	Collective Trust		5,414,532
	PIMCO Diversified Real Asset	Collective Trust		416,678
*	Participant loans	Notes receivable from participants (interest rates between 4.25% and 6.25% maturing between 2019 and 2023)		9,997,249
				$397,306,980

*Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

23	Consent of FD, LLC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

By:	/s/ Rebecca A Barckley
Rebecca A Barckley
Administrative Committee Member

Date: June 26, 2019